UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2020

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer

Oi 2Q20 EARNINGS REVIEW



Investor Relations | August 13, 2020

IMPORTANT NOTICE

This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and the applicable Brazilian regulations. Statements that are not historical facts, including statements regarding the beliefs and expectations of Oi S.A. – under Judicial Reorganization ("Oi" or "Company"), business strategies, future synergies, cost savings, future costs and future liquidity are forward-looking statements.

The words "anticipates", "intends", "believes", "estimates", "expects", "forecasts", "plans," "aims" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of the Company's management and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this notice. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made.

Except as required under the Brazilian and U.S. federal securities laws and the rules and regulations of the CVM, the SEC or other regulatory authorities in other applicable jurisdictions, the Company and its affiliates do not have any intention or obligation to update, revise or disclose any changes to any of the forward-looking statements herein in order to reflect current or future events or their developments, changes in assumptions or changes in other factors affecting the forward-looking statements herein. You are advised, however, to consult any further disclosures the Company makes on related subjects in reports and communications that the Company files with the CVM and the SEC.

FOLLOWING THE ANNOUNCEMENT OF ITS LONG TERM STRATEGIC PLAN AMENDMENT, IN Q2 OI CONTINUED TO EXECUTE ON ALL TRANSFORMATION FRONTS, DEMONSTRATING THE SOLIDITY OF ITS PROPOSAL

STRATEGIC transformation PLAN IS BEING SUCCESSFULLY EXECUTED

FTth project

6.7 Million homes passed

1.3 Million homes connected

-4% Decline in broadband service complaints

Growth leader in homes connected, connecting more than the other 3 local operators combined

operations

Mobile resilience with Postpaid revenue growing **6.5%** yoy

ICT solutions integrator, with IT reaching **21% share** of total corporate revenues

Greatly **reduced focus on Copper and DTH** accelerating decline but redirecting **financial resources to FTTH project**

Efficiency & Simplification

685 Million in cost reduction in 2020 YTD

Several initiatives of **Simplification, Reorganization, Digitalization** and legacy **Divestment** being implemented

1 Billion estimated annualized impact of **cost savings in 2020**

Strategic options

General Creditors Meeting (GCM) scheduled for September 8th

Stalking horse defined for **Towers and Data Centers** and **Binding offers** received for **Mobile**

Preparation for **Structural separation** of **Infra Co** and **Client Co** in progress with Jupiter project

Company IS FOLLOWING THROUGH ON ITS COMMITMENTS, AND PAVING THE WAY FOR SUSTAINABLE CHANGE IN THE SHORT, MEDIUM AND LONG TERM

Our geographical competitive advantage HAS BEEN ALLOWING FOR RESIDENTIAL FIBER GROWTH AT A VERY FAST PACE, LEADING TO VERY POSITIVE RESULTS IN OPERATIONS, SALES AND REVENUES

Our infrastructure competitive advantage...

- ✓ Over **388,000 km of fiber**. 2x larger than 2nd competitor
- ✓ Over **43,000 km of ducts** highest integrated infrastructure in Brazil
- ✓ **+2,300 cities with fiber**. 1,000 more than 2nd competitor
- ✓ FTTH in **127 cities** at the end of 2Q20 **(15 new cities added in the quarter)**
- ✓ **Agility in** the adjustment of the **productive capacity** through our **own field operation team** with capillarity for service across Brazil



... starts to show in comparative fiber results

✓ **Highest growth among all** FTTH broadband **operators**

FTTH net additions (12 months, thousand)


1.5x
5.5x
8.1x
+4.6%
692
194
131
1,017
1,063
Player 1
Player 2
Player 3
3 Players combined
oi

✓ **Largest fiber presence** amongst all national operators

Oi fiber presence[1]



PLAYER 1 fiber presence[1]



1 – Source: Anatel data

EVEN WITH THE FULL IMPACT OF THE PANDEMIC IN Q2, FIBER DEPLOYMENTS CONTINUED TO ACCELERATE, WITH PROJECTIONS WHICH GREATLY EXCEED THE EXPECTATIONS FOR 2020


Homes passed with fiber
Thousand
+4.3M HPs built in one year
2,458
3,588
4,603
5,625
6,719
8.3-8.6
2Q19 3Q19 4Q19 1Q20 2Q20 4Q20E
Homes connected with fiber
Thousand
HC
Take-up
+1.1M new HCs in one year
237
408
675
944
1,300
1.8–2.0
2Q19 3Q19 4Q19 1Q20 2Q20 4Q20E
Take-up %
9.7%
11.4%
14.7%
16.8%
19.4%
22% - 23%
Monthly average hp built
Thousand
+36.6%
267
365
2Q19 2Q20
Monthly average hc net adds
Thousand
+285.8%
31
119
2Q19 2Q20
FIBER arpu
R$
Pro forma adjustment 1
+13.2%
75
85
4
81
2Q19 2Q20


FTTH revenues BREAKDOWN
R$ million
B2B
Residential
6.3 x
43
3
39
268
13
255
2Q19
2Q20

1- The pro forma ARPU of R$ 85,0 excludes the impact of 1st month promotion and adjusts the pro-rata ARPU of new customers who entered after the beginning of the month.

RECORD SALES AND NET ADDS OF FIBER ARE RESULTING IN THE REVERSAL OF HISTORICAL RESIDENTIAL RGUs DECLINING TREND, AND POSITIONING US VERY STRONGLY IN THE ULTRA-BROADBAND COMPETITIVE SCENARIO



CHEGOU OI FIBRA
400
MEGA
SUPERESTABILIDADE PRA INTERNET DA SUA CASA
TODO MUNDO CONECTADO AO MESMO TEMPO
POR R$
149,90
/MÊS
NO DÉBITO AUTOMÁTICO EM CONTA

FTTH sales accelerating and breaking records...

Net ftth sales (thousand)



45.9%
161
144
163
161
197
218
235
Jan
Feb
Mar
Apr
May
Jun
Jul

... reversing the decline trend of Residential

RGU net adds (thousand)



Legacy[1] Net Adds
Fiber Net Adds
Total Net Adds
-334
-163
-129
-94
-153
-91
-6
Jan
Feb
Mar
Apr
May
Jun
Jul

... with improvements in the quality of our broadband customer base...

FTTH Customers default rate (%)



31 -60 days
61 - 90 days
-18.6%
-30.6%
Mar-20
Jun-20

... and significant progress towards overall ultra-broadband leadership

Benchmark: JUNE UBB net adds – ALL TECHNOLOGIES (thousand)



+3.8%
74.5
132.4
9.0
137.4
Player 1
Player 2
Player 3
oi

1 – Legacy = Copper Voice, Copper Broadband and DTH TV

After a long period of declines, revenues from residential segment reverted the trend in june, driven by the strong expansion of FTTH, even with the sharp declines in copper



Residential revenues
R$ million
Copper voice
Copper BB
DTH TV
FTTH
Revenue mix
-14.8%
1,857
1,583
46.0%
854
-31%
593
37.4%
28.9%
536
-32%
364
23.0%
23.0%
428
-13%
371
23.4%
2.1%
39
+550
255
16.1%
2Q19
2Q20

In June FTTH revenue already grew more than the reduction in legacy[1] revenues, leading to Residential revenue growth



2Q Residential monthly revenue
R$ million
Legacy
FTTH
533
524
+2
526
458
-17
441
-12
429
76
+7
83
+14
97
Apr-20
May-20
Jun-20

Fiber is already generating more than 1Bn of annualized revenue



Fiber June revenue - Annualized
R$ million
1,159
June Annualized

1 – Legacy = Copper Voice, Copper Broadband and DTH TV

Mobile revenues, in particular the prepaid segment, were significantly impacted by the covid-19 pandemic, even amongst some signs of gradual recovery more recently

Postpaid

net adds
Thousand

With the confinement we observed a decline in net adds, interrupting a long cycle of positive net



420
499
495
256
-64
Confinement measures
2Q19 3Q19 4Q19 1Q20 2Q20

Recent softening of the confinement has led to some improvement in net adds...



29
Confinement measures
-44
-15
-5
Mar
Apr
May
Jun

Customer Revenue [1]
R$ million

... resulting in deceleration of postpaid revenues growth.



+6.5%
850
905
2Q19
2Q20

... and a small recovery in customer revenues in the monthly comparison.



308
Confinement measures
302
300
303
Mar
Apr
May
Jun

prepaid

Customer Revenue
R$ million

In prepaid, the decline in revenues during the most intense months of the pandemic was a reflex of the significant reduction in



-17.7%
772
635
2Q19
2Q20

However, prepaid also shows monthly improvement, with government emergency funds and gradual recovery of



216
Confinement measures
200
217
219
Mar
Apr
May
Jun

mobility

Customer Revenues [1]
R$ million



Postpaid
Prepaid
Others
-5.2%
1,633
1,549
850
905
+6.5%
772
635
-17.7%
11
8
2Q19
2Q20

1 - Excludes interconnection revenues and handset sales.

corporate voice and data revenues were also greatly impacted by the pandemic effects, what was partially compensated by growth in IT revenues. Wholesale was primarily impacted by a decline in regulated revenues, but showed great improvement in new sales



A FIBRA QUE AUMENTA
A CONEXÃO
E ALAVANCA AS VENDAS
DO SEU NEGÓCIO.
OI FIBRA
400 MEGA
R$ 119,90



B2b revenues
R$ million
Corporate
Small
-136
(-11.7%)
1,162
1,027
862
770
301
256
-10.6%
-14.8%
2Q19
2Q20

b2b

- Negatively impacted by the pandemic through:
  (i) Reduction in voice and data traffic;
  (ii) Requests to postpone invoices from some companies and;
  (iii) Late payment by some state governments.
- Launch of *OI SEU NEGÓCIO* focused on Fiber for SMEs
- The increase of Home Office programs has contributed for the strong acceleration of IT revenue, reinforcing our position as an ITC solutions integrator.



revenue mix 1
Others
IT
88%
12%
79%
21%
2Q19
2Q20



IT revenue 1
R$ million
+20.1%
+53.3%
86
103
158
2Q18
2Q19
2Q20



wholesale revenues
R$ million
Revenue
Opex reducer 2
-13
(-2.7%)
493
479
257
238
236
241
-7.3%
+2.4%
2Q19
2Q20

wholesale

- Reduction in regulated revenues with operators (EILD and wholesale voice termination rates)
- The revenue mix has changed substantially in recent years and we are less dependent on regulated revenues, which have a retraction profile
- Growth in net sales with other operators due to the need for bandwidth to meet the growing demand for data, impacting revenue in the upcoming quarters.



Revenue mix
Regulated
Unregulated
50%
50%
30%
70%
27%
73%
2Q18
2Q19
2Q20



Net sales
Million
-15.7%
+136.3%
4Q19
1Q20
2Q20

1 – Corporate Revenue, does not consider Small Businesses. | 2 - Infrastructure rental revenue is classified as an opex reducer, essentially because its nature is not that of a telecom service revenue

The trends of solid cost reduction continued in q2, driven by the focus on efficiency, simplification and digital transformation, stabilizing sequential ebitda


Opex
R$ million
-433
(-12.5%)
3,458
3,025
2Q19
2Q20


Third party services
R$ million
-175
(-11.7%)
1,493
1,318
2Q19
2Q20

Digital transformation as the main driver of cost discipline

85 % share of digital channels in all interactions with customers in June

-26% Call center calls yoy

36% yoy increase in the use of the virtual technical app

420k JOICE accesses in June to our digital assistant, in less than 1 year of its launch


Rent & Insurance
R$ million
Contract renegotiations, in particular related to rental of transport
-100
(-14.9%)
672
572
2Q19
2Q20


Network maintenance
R$ million
- Decommissioning of legacy networks
- Customer migration to
-38
(-14.8%)
256
218
2Q19
2Q20


Others
R$ million
Personnel
Contingencies
Marketing
Others
-120
(-11.6%)
1,036
917
589
113
54
279
-55
-47
-13
-5
535
66
41
274
2Q19
2Q20


Routine EBITDA
R$ million – Brazilian operations
Ebitda
Ebitda ex-IFRS16
Margin
-7.8%
-1.1%
1,588
1,481
1,464
31.5%
31.5%
32.6%
2Q19
1Q20
2Q20
1,208
1,046
1,022

The Company has been consistently changing the Capex mix, allocating massive investments to fiber and FTTH, allowing for great network resilience during the pandemic

CAPEX

R$ million | Brazilian operations



2,057
1,781
1,750
36%
28%
4%
20%
11%
60%
15%
1%
15%
9%
64%
11%
1%
16%
8%
2Q19
1Q20
2Q20
Fiber [1]
Copper
DTH TV
Mobile
B2B

CAPEX MIX

R$ million | Brazilian operations



2018 Full Year
2019 Full Year
2020 1st Half
46%
6,078
29%
25%
28%
7,813
52%
20%
14%
15%
3,531
70%
Expansion [2]
Mobile
Legacy [3]

Network resilience

Solid investments in the network ensured great resilience and improved service quality during the pandemic period

Increase in data traffic consumption in our network since the beginning of the confinement **33 %**

One of the only operators to register drop in the number of complaints of Broadband service in the comparison of 1H20 against 2H19 **-4%**

1 - Fiber + Wholesale || 2 – Fiber + B2B + Wholesale | 3 – Copper Voice + Copper Broadband + DTH TV

Despite all challenges, company successfully controlled its cash consumption to secure the execution of its transformation plan

Cash Flow

R$ million



-237 million
6,310
+1,464
-442
-1,751
-169
+117
-45
+588
6,073
Cash Mar/20
Routine EBITDA
IFRS16
Capex
Working Capital
Judicial Deposits + Taxes
Financial Operation s
Unitel Installments
Cash Jun/20

Debt (fair value)

R$ million



+1,674 million
24,441
+515
+846
+271
-4
+46
26,115
20,043
Gross Debt Mar/20
Interest
Fx Variation
Fair Value amortiz.
Debt Amortiz.
Others
Gross Debt Jun/20
Net Debt Jun/20

Gross Debt Profile

Hedge Policy: With 99% of the debt maturing in the long term, the Company adopted a hedge policy for short-term payments. In 2020 specifically, it is using part of the proceeds from the sale of Unitel as natural cash flow hedge.



35%
65%
Local currency denominated
Foreign currency denominated



1%
99%
Short
Long

Jr update

Summary of the main information related to the judicial recovery plan

Updated AMENDMENT proposal TO THE Jr PLAN - CREATION OF 5 isolated production units (UPIs) [1]

	UPI Towers	UPI Data Center	UPI Mobile Assets	UPI Infra Co	UPI TV Co
Scope	✓ 637 mobile towers and 222 indoor sites (passive infrastructure in shopping malls, hotels and others) ✓ Revenue from other operators and Oi	✓ 5 data centers ✓ Revenue/contracts for the colocation / hosting business with B2B and Oi customers	✓ Mobile operation, including active network, clients and spectrum ✓ Elements of the active or passive transmission network not included	✓ FTTH network, including equipment and operation, Wholesale contracts, (Oi being its main customer) ✓ IRUs with Oi SA and Telemar for backbone and backhaul transport network	✓ TV operation, including DTH infrastructure and equipment, customers and adjacent obligations to DTH and IPTV services (SeAC). ✓ Oi maintains IPTV and OTT platforms
sale	▪ Binding Offer received (R$ 1.067Bn) for 100% of the shares; ▪ Right to Match given to Highline of Brazil for being the Stalking Horse with the Biggest Binding proposal received during M&A conducted by Oi	▪ Binding Offer received (R$ 325MM) for 100% of the shares; ▪ Right to match given to Piemont Holding for being the Stalking Horse with the biggest binding proposal, received during M&A conducted by Oi	▪ Binding Offers received above the minimum price of R$15Bn for 100% of the shares. Sale at the highest price, or, at Oi's discretion, for an offer up to a maximum of 5% less than the highest offer, if it presents less risk of execution and approvals ▪ Stalking Horse could be defined until GCM giving "Right to Top" to the offer with better conditions ▪ Possibility of entering into a take-or-pay data transmission contract for a period of 3, 5 or 10 years, with present value considered in the value of the proposal.	▪ With a wide demand for the asset in the preliminary phase of the process, a floor price of R$ 20 Bn was set for the firm value, with a base date of 12/31/2021, within the previous reference range of 25.5% to 51% of the economic value, ensuring active competitive dispute for control of InfraCo (51% common shares). ▪ Interested parties must assume a minimum secondary commitment of R$ 6.5 Bn and a primary commitment of up to R$ 5Bn to guarantee the payment of R$ 2.426 Bn of InfraCo's debt with Oi, in addition to the execution of the CAPEX plan	▪ Sale of 100% of the shares of UPI TV Co for the minimum price of R$20MM and assuming payment commitments for the use of satellite capacity until 2027, exempting Oi from this annual cost. ▪ 50% revenue share with Oi on IPTV revenues provided by TV Co to customers of the Recovery Entities

(1) Units provided for in the LRF, not associated with RJ's obligations.

AMENDMENTS proposal to the GCM Plan – PROPOSAL UPDATE TO CREDITORS

Non-Financial Creditors

Labor (Class I):
- Payment within 30 days after approved by the court, (limited to R$ 50K per creditor);

Small Business (Class IV):
- Linear payment of up to R$ 150K (and waiver of any additional claim) within 90 days after approval;

Financial Creditors

Secured Creditors (Class II):
- Obligation of the purchaser of Mobile UPI to allocate part of the funds directly to the bank account of secured creditors
- Advanced Payment of 100% of the remaining Credits. Suspension of contractual clauses until May 31, 2022 to implement Amendment terms to the Plan.
- Payment to extra-Bankruptcy holders of Oi Mobile Debentures.

Banks and ECAs (Class III):
- Early settlement of credits, with a 60% discount, payment in 3 installments (2022-24). Linked to UPI Mobile and UPI Infra Co sales and minimum volume of resources received (cash sweep);
- Differentiated option for creditors who provide a new credit line.
- Reduction of prepayment discount from 60% to 55% to creditors who offers Bank Guarantee at the maximum value of their restructured credits (1:1) under the JR Plan and the condition that Oi reduces its total exposure in guarantees

Additional Creditors

Anatel:
- Payment under Law no. 13,988/20 or new more beneficial legal rules that may be published.

Contingencies and unsecured:
- Payment of up to R$ 3k (waiver of any additional claim) within 90 days.

Suppliers, Bondholders, General Offering (Class III):
- Possibility of prepayment through the introduction of a mechanism for reverse auction of repurchase with lowest value and NPV more favorable to the Company (optional)

Strategic Creditors :
- Option to open a new Long Term Credit line up to R$ 3 Bn for all the unsecured creditors, allowing, in counterpart: (a) payment of the structured credit under JR Plan at a ratio of 1:2, in the event that Oi effectively uses the credit line offered; (b) maintain the original JR plan conditions to 2.5x the new credit line offered, without applying the 60% prepayment discount; and (c) change the applicable commercial terms.

Bridge Operations

- Possibility of partially anticipating the proceeds from the sale of UPI Mobile Assets up until R$ 5 Bn
- Flexibility for additional leverage guaranteed by the shares of Infra Co

Jr CLOSURE

- JR will be concluded in May 30,2022. The date could be postponed due to force majeure identified and approved exclusively by the JR court

Jun 20	Aug 20	Sep 20	Oct/nov 20	Dec 20	1q21	3q21	4q21	May 22
1st Proposed Amendment to the JR Plan	Adjustments to the Proposed Amendment JR Plan	General Creditors Meeting	Towers and Data Centers UPIs auctions	Mobile Assets UPI auction Closing UPIs Towers and Data Centers	UPI Infra Co auction UPI TV Co auction	Closing UPI Infra Co	Closing UPI Mobile Assets Closing UPI TV Co	JR CLOSURE

Note: Timeline dependent on judicial, regulatory and competitive approvals

Conclusion

- UP TO HERE, OI HAS BEEN STABILIZING ITS OPERATIONS, REDEFINING ITS STRATEGIC MODEL AND WAS ABLE TO SECURE RESOURCES FOR A STRONG ACCELERATION OF ITS FIBER OPTICS BUSINESS
- WE ARE PROPOSING AN AMBITIOUS MODEL TO ACCELERATE GROWTH, ENABLING THE CREATION OF THE LARGEST INFRASTRUCTURE COMPANY IN BRAZIL IN A SUSTAINABLE WAY.
  - ✓ CUSTOMERS WILL BENEFIT FROM MORE QUALITY AND FIBER COVERAGE
  - ✓ A NEUTRAL NETWORK CARRIER WILL EFFICIENTLY ACCELERATE FIBER INVESTMENT FOR THE SECTOR
  - ✓ THIS MODEL ALLOWS FOR CONCILIATING STRONG GROWTH AND FINANCIAL SUSTAINABILITY FOR OI AND INFRA CO
- IN ADDITION TO BENEFITS FOR CUSTOMERS AND THE INDUSTRY, THIS PLAN WILL GENERATE VALUE AND TRUST FOR EMPLOYEES, CREDITORS, SHAREHOLDERS, SUPPLIERS, AND FOR SOCIETY IN GENERAL
- THE MANAGEMENT TEAM AND THE BOARD OF DIRECTORS ARE COMMITTED TO EXECUTING THE NEW STRATEGIC MODEL WITH RIGOR AND SPEED.

Additional Information

Summary chart of the main financial and operational indicators

Main financial indicators

R$ million Brazil	2Q20	2Q19	y.o.y.	1Q20	q.o.q.
Total Net Revenue	**4,490**	**5,046**	**-11.0%**	**4,700**	**-4.5%**
Residential	1,583	1,857	-14.8%	1,654	-4.3%
Personal Mobility	1,619	1,732	-6.5%	1,702	-4.9%
Customers[1]	*1,549*	*1,633*	*-5.2%*	*1,623*	*-4.6%*
B2B	1,265	1,419	-10.9%	1,317	-4.0%
Other Services	24	38	-37.1%	26	-10.3%
Routine OPEX	**3,025**	**3,458**	**-12.5%**	**3,218**	**-6.0%**
Routine EBITDA	**1,464**	**1,588**	**-7.8%**	**1,481**	**-1.1%**
Routine EBITDA Margin	32.6%	31.5%	1.1 p.p.	31.5%	1.1 p.p.
Capex	**1,751**	**2,057**	**-14.9%**	**1,781**	**-1.7%**
Capex / Net Revenue	39.0%	40.8%	-1.8 p.p.	37.9%	1.1 p.p.
Routine EBITDA – Capex	**-286**	**-469**	**38.9%**	**-299**	**4.4%**
Net Income (Loss)	**-3,285**	**-1,486**	**-121.0%**	**-6,602**	**50.2%**
Cash Position	**6,073**	**4,296**	**41.4%**	**6,310**	**-3.8%**
Net Debt	**20,043**	**12,573**	**59.4%**	**18,131**	**10.5%**

1 - Excludes handset and interconnection revenues;

Main operational indicators

In thousands of RGUs	2Q20	2Q19	y.o.y.	1Q20	q.o.q.
Total - Brazil	**52,326**	**55,870**	**-6.3%**	**52,654**	**-0.6%**
Residential	**11,786**	**14,011**	**-15.9%**	**12,068**	**-2.3%**
Copper	**8,140**	**12,074**	**-32.6%**	**9,058**	**-10.1%**
Fixed line	5,364	7,613	-29.5%	5,887	-8.9%
Broadband	2,776	4,461	-37.8%	3,171	-12.5%
DHT TV	**1,234**	**1,545**	**-20.1%**	**1,306**	**-5.5%**
Fiber	**2,411**	**392**	**515.7%**	**1,704**	**41.5%**
Fixed line	1,146	158	626.4%	792	44.7%
Broadband	1,194	210	467.2%	845	41.3%
IPTV	72	23	207.5%	67	6.9%
Personal Mobility	**33,988**	**34,701**	**-2.1%**	**33,946**	**0.1%**
Prepaid	24,269	26,168	-7.3%	24,163	0.4%
Postpaid	9,719	8,533	13.9%	9,784	-0.7%
B2B	**6,395**	**6,761**	**-5.4%**	**6,481**	**-1.3%**
Corporate	4,423	4,550	-2.8%	4,439	-0.4%
Wholesale	282	290	-3.0%	284	-0.8%
Small Enterprises	1,690	1,920	-12.0%	1,758	-3.9%
Fiber	107	28	285.1%	92	16.3%
Other	1,583	1,893	-16.4%	1,666	-5.0%
Public phones	**158**	**396**	**-60.2%**	**159**	**-0.7%**
FTTH - Homes Passed (HP's)	**6,719**	**2,458**	**173.3%**	**5,625**	**19.4%**
FTTH - Homes Connected (HC's)	**1,300**	**237**	**447.9%**	**944**	**37.8%**
Take up (%)	**19.4%**	**9.7%**	**9.7 p.p.**	**16.8%**	**2.6 p.p.**


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